UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

GRAMERCY CAPITAL CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

384871109
(CUSIP Number)

October 5, 2010

(Date of Event Which Requires Filing of this Statement)

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 384871109	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kwon Uk Choi EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES	5	SOLE VOTING POWER 3,800,000
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 0
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 3,800,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP No. 384871109	Page 3 of 5 Pages

Item 1.	Issuer.

(a)   The name of the issuer is Gramercy Capital Corp. (the "Issuer").

(b)   The address of the Issuer's principal executive office is 420 Lexington Avenue, New York, New York 10170.

Item 2.	Reporting Person and Security.

(a)   Name of person filing:  Kwon Uk Choi

(b)   Residence address:  Renaissance Villa 45, Ogeum-Tong, Song-Pa Gu, Seoul, Republic of Korea

(c)   Citizenship:  Republic of Korea

(d)   Title of class of securities:  Common Stock

(e)   CUSIP number:  384871109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)   [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)   [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)   [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)   [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)   [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)   [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)   [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)   [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

SCHEDULE 13G

CUSIP No. 384871109	Page 4 of 5 Pages

(j)   [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)   [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).  If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____.

Not Applicable.

Item 4.	Ownership.

On October 5, 2010, the person filing this statement acquired securities that brought his beneficial ownership to 2,600,000 shares, or 5.2% of the outstanding Common Stock of the Issuer.  Between October 5, 2010, and the date of this statement, the person filing this statement acquired additional 1,200,000 shares, which brought his ownership to 7.6% of the outstanding Common Stock.  The person filing this statement has sole voting and dispositive power over all of the shares he owns.

The Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, reported that as of August 6, 2010, the Issuer had 49,922,393 shares of Common Stock outstanding.  The ownership percentages reported in this statement are based on that number of outstanding shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

SCHEDULE 13G

CUSIP No. 384871109	Page 5 of 5 Pages

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this  statement is true, complete and correct.

Dated: October 14, 2010	/s/ Kwon UK Choi Kwon Uk Choi